Exhibit 99.3

For Immediate Release: March 5, 2025

Attention: Business Editors

VERSABANK FIRST QUARTER 2025 RESULTS CONTINUE TO DEMONSTRATE STRENGTH OF BUSINESS MODEL AS BANK RAMPS UP PROVEN RPP SOLUTION IN US MARKET

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our first quarter 2025 (“Q1 2025”) unaudited Interim Consolidated Financial Statements for the period ended January 31, 2025 and Management’s Discussion and Analysis (“MD&A”), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the first quarter ended January 31, 2025. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended
	January 31	October 31		January 31
(thousands of Canadian dollars except per share amounts)	2025	2024	Change	2024	Change
Financial results
Total revenue	$27,827	$27,285	2%	$28,851	(4%)
Cost of funds*	3.84%	4.11%	(7%)	3.99%	(4%)
Net interest margin*	2.08%	2.12%	(2%)	2.48%	(16%)
Net interest margin on credit assets*	2.36%	2.34%	1%	2.63%	(10%)
Return on average common equity*	7.02%	5.28%	33%	13.41%	(48%)
Net income	8,143	5,516	48%	12,699	(36%)
Net income per common share basic and diluted	0.28	0.20	40%	0.48	(42%)
Balance sheet and capital ratios**
Total assets	$4,971,732	$4,838,484	3%	$4,309,635	15%
Book value per common share*	16.03	15.35	4%	14.46	11%
Common Equity Tier 1 (CET1) capital ratio	14.61%	11.24%	30%	11.39%	28%
Total capital ratio	17.91%	14.48%	24%	15.19%	18%
Leverage ratio	9.67%	7.38%	31%	8.44%	15%

* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q1 2025 Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

(thousands of Canadian dollars)
for the three months ended	January 31, 2025						October 31, 2024						January 31, 2024
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated	Digital Banking Canada	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
Net interest income	$23,685	$2,039	$-	$-	$-	$25,724	$23,509	$1,392	$-	$-	$-	$24,901	$26,568	$-	$-	$-	$26,568
Non-interest income	125	1	342	1,989	(354)	2,103	141	1	389	2,194	(341)	2,384	120	580	1,920	(337)	2,283
Total revenue	23,810	2,040	342	1,989	(354)	27,827	23,650	1,393	389	2,194	(341)	27,285	26,688	580	1,920	(337)	28,851

Provision for (recovery of) credit losses	1,033	(9)	-	-	-	1,024	(22)	(134)	-	-	-	(156)	(127)	-	-	-	(127)
	22,777	2,049	342	1,989	(354)	26,803	23,672	1,527	389	2,194	(341)	27,441	26,815	580	1,920	(337)	28,978

Non-interest expenses:
Salaries and benefits	5,289	1,164	217	1,944	-	8,614	9,483	437	183	1,227	-	11,330	5,371	144	1,023	-	6,538
General and administrative	4,716	597	44	486	(354)	5,489	5,874	365	37	511	(341)	6,446	4,276	50	344	(337)	4,333
Premises and equipment	903	109	48	536	-	1,596	855	105	48	581	-	1,589	768	43	342	-	1,153
	10,908	1,870	309	2,966	(354)	15,699	16,212	907	268	2,319	(341)	19,365	10,415	237	1,709	(337)	12,024

Income (loss) before income taxes	11,869	179	33	(977)	-	11,104	7,460	620	121	(125)	-	8,076	16,400	343	211	-	16,954

Income tax provision	3,105	76	-	(220)	-	2,961	2,429	155	-	(220)	-	2,560	4,136	5	114	-	4,255

Net income (loss)	$8,764	$103	$33	$(757)	$-	$8,143	$5,031	$465	$121	$95	$-	$5,516	$12,264	$338	$97	$-	$12,699

Total assets	$4,707,062	$256,627	$11,236	$25,340	$(28,533)	$4,971,732	$4,602,360	$226,319	$3,434	$25,804	$(19,433)	$4,838,484	$4,299,625	$2,821	$24,476	$(17,287)	$4,309,635

Total liabilities	$4,350,601	$115,351	$8,922	$21,548	$(45,985)	$4,450,437	$4,343,878	$90,716	$1,245	$29,020	$(25,578)	$4,439,281	$3,914,863	$719	$27,906	$(22,887)	$3,920,601

MANAGEMENT COMMENTARY

“The first quarter of fiscal 2025 was highlighted by the first post-acquisition partnership for our US Receivable Purchase Program, immediately followed by multiple fundings,” said David Taylor, President and Chief Executive Officer, VersaBank.  “Importantly, the program is functioning as expected by both our team and our partner and we expect our funding with this partner to steadily expand throughout the year.  We are working with multiple parties in our robust pipeline to add them as new partners. Supported by our successful capital raise in December, we have the balance sheet capacity to support this growth and capitalize on the even greater operating leverage and lower cost deposits in the US than in Canada to rapidly drive incremental profitability and return on common equity. We do not expect the implementation of tariffs by the U.S. or Canadian administrations to have an impact on the ramp up of our RPP in the U.S.”

“Our Canadian Digital Banking Operations continue to demonstrate the inherent strength of our cloud-based, business-to-business banking model, reinforcing the significant potential for our RPP business in the U.S. to drive efficiency, outsized earnings growth and return on common equity for years to come. We saw continued growth in our Canadian Credit Asset portfolio, both year-over-year and sequentially, driven by continued expansion of our RPP Portfolio, as well as early success in capitalizing on the zero-risk weighted, CMHC-insured multi-family residential loan opportunity. Notably, we saw a sequential improvement in net interest margin on credit assets, a trend that we expect to continue throughout 2025.”

Mr. Taylor added, "In addition to the strong year-over-year growth we expect from our Digital Banking Operations in fiscal 2025, with the now favourable US regulatory environment, we are actively pursuing the renewed opportunity for our revolutionary Digital Deposit Receipts (“DDRs”) – highly encrypted digital assets that combine the safety of traditional banking with the efficiency, cost savings, security, and flexibility of blockchain technology, providing superior security, stability, and regulatory compliance compared to conventional alternatives. We have a tremendous head start, having successfully completed a pilot program on the Algorand, Ethereum and Stellar blockchains.  Our DDRs have the potential to be an ultra-low-cost source of deposit funding for VersaBank, as well as any bank that uses VersaBank’s DDR technology, backed by the military-grade security of our own VersaVault® technology.”

HIGHLIGHTS FOR THE FIRST QUARTER OF FISCAL 2025

Consolidated (Canadian and U.S. Digital Banking Operations, Digital Meteor and DRTC)

●

Total assets increased 15% year-over-year and 3% sequentially to a record $5.0 billion, with the increase driven primarily by growth in Digital Banking Operations’ Receivable Purchase Program (“RPP”) portfolio;

●

Consolidated total revenue decreased 4% year-over-year and increased 2% sequentially to $27.8 million, with the year-over-year decrease due primarily to lower overall net interest margin, as well as lower non-interest income;

●	Consolidated net income was $8.1 million compared with $5.5 million for the fourth quarter of 2024 and $12.7 million for the first quarter of last year;
●	Consolidated earnings per share was $0.28 compared with $0.20 for the fourth quarter of 2024 and $0.48 for the first quarter of last year, with the decrease compared to the first quarter of 2024 reflecting the 12% higher weighted-average shares outstanding following the share offering in December 2024;
●	Successfully completed an equity offering, including, the full exercise of the over-allotment option, for gross proceeds of US$86.3 million (approximately CAD$124.2 million); and,
●	Transitioned key members of the executive team responsible for the success of the RPP in Canada to VersaBank USA in support of the Bank's US RPP opportunity; and,
●

Internally transferred certain assets, including intellectual property, and other resources related to its revolutionary Digital Deposit Receipt technology to an existing, wholly owned subsidiary of DRT Cyber Inc. (“DRTC”) (the “Transfer”). The subsidiary, which will exclusively hold DDR assets and resources, has been renamed Digital Meteor, Inc., and is expected to enable VersaBank to generate additional shareholder value by capitalizing on its proven, proprietary digital asset technology and intellectual property, alongside its strong anticipated growth from ramping up its RPP in the U.S. The Transfer also supports the Bank's planned divestiture of its Cyber Security businesses.

Digital Banking Operations (Combined Canada and U.S.)

●

Credit assets increased 9% year-over-year and 3% sequentially to a record $4.35 billion, driven primarily by continued growth in the Bank’s RPP portfolio, which increased 10% year-over-year and 3% sequentially;

●	Total revenue decreased 3% year-over-year and increased 3% sequentially to $25.9 million, with the year-over-year decrease due primarily to lower overall net interest margin;
●	Net interest margin on credit assets decreased 27 bps, or 10%, year-over-year and increased 2 bps, or 1%, sequentially at 2.36%, with decreases primarily due to the lag effect of the atypically inverted yield curve that existed throughout fiscal 2024, which dampened RPP portfolio margins, offset partially by higher yields earned on the Bank’s credit assets;
●

Net interest margin decreased 40 bps, or 16%, year-over-year and decreased 4 bps, or 2%, sequentially to 2.08%, due to higher than typical liquidity in the first quarter of fiscal 2025 but remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Provision for credit losses as a percentage of average credit assets remained negligible at 0.09%, compared with a 12-quarter average of 0.02%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

●	Digital Banking operations efficiency ratio was 50% compared with 70% for the fourth quarter of 2024 and 40% for the first quarter of last year; and,
●	Net income was $8.9 million compared with $5.5 million for the fourth quarter of 2024 and $12.3 million for the first quarter of last year; and,
●	Earnings per share was $0.30 compared with $0.20 for the fourth quarter of 2024 and $0.46 for the first quarter of last year, with the decrease compared to the first quarter of 2024 reflecting the 12% higher weighted-average shares outstanding following the share offering in December 2024.

Digital Banking Operations Canada

●	Canadian Digital Banking operations net income was $8.8 million compared with $5.0 million for the fourth quarter of 2024 and $12.3 million for the first quarter of last year;
●	Canadian Digital Banking operations earnings per share was $0.30 compared with $0.18 for the fourth quarter of 2024 and $0.46 for the first quarter of last year;
●	Canadian Digital Banking operations efficiency ratio was 47% compared with 70% for the fourth quarter of 2024 and 40% for the first quarter of last year; and,
●

Canadian Digital Banking operations return on common equity (excluding DRTC) based on net income was 7.56% compared with 4.82% for the fourth quarter of 2024 and 12.95% for the first quarter of last year.

Digital Banking Operations U.S.

●

U.S. Digital Banking operations net income was $103,000 compared with $465,000 for the fourth quarter of 2024 and U.S. Digital Banking operations earnings per share was $0.00 compared with $0.02 for the fourth quarter of 2024. U.S. Digital Banking operations include expenses which are being incurred ahead of asset growth and revenue generated by the launch of the RPP in the U.S; and,

●

On January 30, 2025, entered into an agreement for its first post-US acquisition RPP partnership with Watercress Financial Group LLC, a rapidly growing point-of-sale originator of home improvement loans in the US.

Digital Meteor Inc.

●	Digital Meteor’s net income was $33,000 compared with $121,000 for the fourth quarter of 2024 and $338,000 for the first quarter of last year.

DRTC’s Cybersecurity Services Operations

●	DRTC’s net loss was $757,000 compared with net income of $95,000 for the fourth quarter of 2024 and net income of $97,000 for the first quarter of last year.

FINANCIAL SUMMARY

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2025	2024	2024
Results of operations
Interest income	$73,246	$73,238	$69,292
Net interest income	25,724	24,901	26,568
Non-interest income	2,103	2,384	2,283
Total revenue	27,827	27,285	28,851
Provision (recovery) for credit losses	1,024	(156)	(127)
Non-interest expenses	15,699	19,365	12,024
Digital Banking	12,788	17,119	10,415
DRTC	2,966	2,319	1,709
Digital Meteor	309	268	237
Net income	8,143	5,516	12,699
Income per common share:
Basic	$0.28	$0.20	$0.48
Diluted	$0.28	$0.20	$0.48
Dividends paid on preferred shares	$-	$247	$247
Dividends paid on common shares	$813	$650	$650
Yield*	5.92%	6.23%	6.47%
Cost of funds*	3.84%	4.11%	3.99%
Net interest margin*	2.08%	2.12%	2.48%
Net interest margin on credit assets*	2.36%	2.34%	2.63%
Return on average common equity*	7.02%	5.28%	13.41%
Book value per common share*	$16.03	$15.35	$14.46
Efficiency ratio*	56%	71%	42%
Efficiency ratio - Digital banking*	50%	70%	40%
Return on average total assets*	0.66%	0.45%	1.16%
Provision (recovery) for credit losses as a % of average credit assets*	0.09%	(0.01%)	(0.01%)
	As at
Balance Sheet Summary
Cash	$386,693	$225,254	$127,509
Securities	158,546	299,300	133,005
Credit assets, net of allowance for credit losses	4,346,748	4,236,116	3,984,281
Average credit assets	4,291,432	4,142,783	3,917,343
Total assets	4,971,732	4,838,484	4,309,635
Deposits	4,133,438	4,144,673	3,638,656
Subordinated notes payable	106,824	102,503	103,355
Shareholders' equity	521,295	399,203	389,034
Capital ratios**
Risk-weighted assets	$3,422,768	$3,323,595	$3,194,696
Common Equity Tier 1 capital	500,158	373,503	363,798
Total regulatory capital	613,021	481,176	485,309
Common Equity Tier 1 (CET1) capital ratio	14.61%	11.24%	11.39%
Tier 1 capital ratio	14.61%	11.24%	11.81%
Total capital ratio	17.91%	14.48%	15.19%
Leverage ratio	9.67%	7.38%	8.44%

* See definition under 'Non-GAAP and Other Financial Measures' in the Q1 2025 Management's Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements  and Management’s Discussion & Analysis (MD&A) for the three months ended January 31, 2025, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About VersaBank

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor, Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (DDRs).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2024.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, March 5, 2025, at 9:00 a.m. (ET) to discuss its first quarter results, featuring a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question-and-answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/41kgfxG to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 1-416-945-7677 or 1-888-699-1199 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/o0pjVzmNAeZ or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/o0pjVzmNAeZ and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until April 5, 2025 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 86556#

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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